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                          SECURITIES AND EXCHANGE COMMISSION
                                 WASHINGTON, DC 20549

                                    --------------

                                     SCHEDULE 13D

                      UNDER THE SECURITIES EXCHANGE ACT OF 1934

                                  (AMENDMENT NO. 3)*

                             Dominion Bridge Corporation
_______________________________________________________________________________
                                   (Name of Issuer)

                       Common Stock, par value $.001 per share
_______________________________________________________________________________
                            (Title of Class of Securities)

                                      0002571921
_______________________________________________________________________________
                                    (CUSIP Number)


  Douglas A. Gerrard, Deere Park Equities, L.L.C., 650 Dundee Road, Suite 460,
                 Northbrook, IL  60062; Telephone no.  (847) 509-8500
_______________________________________________________________________________
                    (Name, Address and Telephone Number of Person
                  Authorized to Receive Notices and Communications)

                                  November 19, 1997
_______________________________________________________________________________
               (Date of Event Which Requires Filing of This Statement)

    If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box: / /

    NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. SEE Rule 13d-1(a) for other parties to whom copies are to be sent.

    *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

    The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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CUSIP No.: 0002571921

 1        NAME OF REPORTING PERSONS
          SS OR IRS IDENTIFICATION NOS. OF ABOVE PERSONS
          Deere Park Equities, L.L.C.

 2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a)  / X /(1)
                                                           (b)  /   /

 3        SEC USE ONLY

 4        SOURCE OF FUNDS
          WC/OO

 5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
          REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)   /  /

 6        CITIZENSHIP OR PLACE OF ORGANIZATION
          Illinois

  NUMBER OF     7     SOLE VOTING POWER
   SHARES             0
BENEFICIALLY
  OWNED BY      8     SOLE VOTING POWER
   EACH               6,557,560
 REPORTING
PERSON WITH     9     SHARED DISPOSITIVE POWER
                      0

               10     SHARED DISPOSITIVE POWER
                      4,490,100

11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:
          6,557,560

12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
          SHARES*             /   /

13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
          20.9%

14        TYPE OF REPORTING PERSON
          OO

------------------
1 The filing person is filing this Schedule 13D in its individual capacity only and not as a Group Member.

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ITEM 1.  SECURITY AND ISSUER.

    No change.

ITEM 2.  IDENTITY AND BACKGROUND.

    No change.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

    No change.

ITEM 4.  PURPOSE OF TRANSACTION.

    Item 4 remains unchanged, except that the following information is hereby added thereto:

    On November 19, 1997, the LLC entered into a letter agreement (the "Committee Agreement") with The Committee to Revitalize Dominion Bridge Corporation (the "Committee"). The Committee has been engaged in the solicitation of consents from the Company's shareholders to remove and replace the Company's management and to replace the Company's current by-laws.

    Pursuant to the Committee Agreement, the Committee, in consideration for a cash payment by the LLC, agreed to (i) suspend its solicitation activities until the earier of (a) the close of business on December 1, 1997 or (b) the presentation of a written proposal to the Company's Board of Directors with respect to a change of control of the Company; and (ii) terminate its dissemination of information and allegations regarding the LLC. In addition, the Committee Agreement provides for the LLC's guarantee of an additional payment to the Committee in the event of (i) the acquisition by any party of more than 50% of the Company's outstanding voting securities or (ii) the sale by the LLC of certain portions of the Company's voting securities owned by it, within two (2) years from the date of the Committee Agreement. The Committee Agreement also contains a confidentiality agreement between each of the LLC and its officers, directors, representatives, agents and affiliates, and the Committee and its members, representatives, agents and affiliates, with respect to the other.

    In the Committee Agreement, both the LLC and the Committee acknowledge that the acquisition of a controlling interest in the Company may represent an attractive investment opportunity for a prospective acquirer, that the continuation of the Committee's consent solicitation may deter a potential acquirer from pursuing such an investment opportunity and, accordingly, that cessation of the consent solicitation is in the best interests of the Company and its shareholders. Neither the LLC nor any of its officers, directors, employees or agents has any current plans to acquire a controlling interest in the Company or any arrangement or agreement with any other person or entity with respect thereto.

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ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER.

    No change.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

    No change.

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS.

    1.   Committee Agreement

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                                      SIGNATURE

    After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  November 21, 1997

                                  /s/ Douglas A. Gerrard
                                      ------------------
                                      Douglas A. Gerrard

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                               EXHIBIT INDEX

Exhibit No.        Document

              1. Letter Agreement, dated November 19, 1997, between The Committee to Revitalize Dominion Bridge Corporation and Deere Park Equities, L.L.C.